Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave Updates Revenue Expectations for the Second Quarter of Fiscal 2016

Ottawa, Canada, September 4, 2015 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI), a leading global supplier of packet microwave radio systems for mobile and access networks, announced today updated revenue expectations of approximately $27.5 million for the second quarter of fiscal year 2016 ended August 31, 2015.

This updates previous guidance provided on July 8, 2015 that sequential quarterly revenue growth would be in the low end of the 30% to 60% range.  The sequential quarterly revenue growth for Q2 is now expected to be approximately 4%.  The variance from our July 8, 2015 outlook was primarily caused by two factors:

•                  equipment and service orders that were approximately $3.4 million lower than expected (about half of these orders are now anticipated to be received in Q3), and

•                  approximately $2.8 million of shipments that did not make the Q2 cutoff and slipped to Q3.

A small amount of the variance is due to a large deployment in India that was halted during Q2 as a result of a product issue.  While the product issue has now been resolved, the deployment of our product by the affected customer continues to be suspended.  DragonWave President and CEO Peter Allen said “Q2 has obviously been a very challenging quarter for DragonWave.  We are developing the plan for moving forward and anticipate sharing that plan on our next regularly scheduled investors’ call.”

These updated revenue expectations are preliminary, have not been reviewed by DragonWave’s external auditors, and are subject to completion of customary quarterly closing and internal and external review procedures, as well as our annual external audit. Revenue figures are in U.S. dollars and in accordance with U.S. generally accepted accounting principles.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to our revenue expectations for Q2 FY2016, orders and shipments in Q3 FY2016, the resolution of product issues, and the status of the Indian deployment referred to above. These statements are subject to certain assumptions, risks and uncertainties. In particular, our expectation for Q2 FY2016 revenues is preliminary and, as noted above, is subject to the completion of closing, review and audit procedures. Readers are cautioned not to place undue reliance on such statements. DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and

Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: +1-613-599-9991 ext 2262	Media Contact: Becky Obbema Interprose (for DragonWave) Becky.Obbema@interprosepr.com Tel: +1-408- 778-2024	Investor Contact: Peter Allen President & CEO DragonWave Inc. investor@dragonwaveinc.com Tel: +1-613-599-9991 ext 2222